UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO PLACED COMMERCIAL PAPERS OF THE 15 AND 16 SERIES AT A SUM OF 10
BILLION RUBLES

Moscow, Russia – February 22, 2011. – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and steel companies, announces successful placements of its commercial papers of the 15 and 16 series.
On February 22, 2011 Mechel OAO completed two placements of its interest-bearing commercial papers of the 15 and 16 series with an obligatory centralized custody
(ID serial number 4-15-55005-E of 10.08.2010 - 15 series, 4-16-55005-E of
10.08.2010 - 16 series) at MICEX Stock Exchange ZAO. Placement was performed through collection of offers for fixed-price purchase of commercial papers and coupon rate for the first coupon period and before the date of the offer. The papers’ maturity is 10 years, with the offer in three years.
The number of the commercial papers placed makes 10,000,000 pieces (100% of the issue volume), the nominal value of the papers is 1,000 rubles each and the total nominal value of the placed bonds is 10,000,000,000 rubles (nearly 343 million US dollars*).
The coupon rate of the commercial papers of the 15 and 16 series for the period until the offer date is 8.25% per year which corresponds to a sum of 41.14 rubles.
Coalmetbank OAO, AKB Svyaz Bank OAO, Alfa-Bank OAO, Bank VTB OAO and Sberbank
OAO were managers of the placement.
Commercial papers of 15 and 16 series are included in MICEX’s quotation list A1.
 “This is the first commercial papers placement by a Russian steel and mining company to be done this year. It was done as part of Mechel’s strategy on ensuring liquidity for the group’s enterprises, optimization of the company’s loan portfolio by extending the terms of financial obligations and cutting financing costs, as well as funding our investment projects,” Stanislav
Ploschenko, Mechel’s Chief Financial Officer, commented.

* According to the Russian Central Bank exchange rate of 29.1549 RUR/$ as of
February 22, 2011.

***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 22, 2011	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO